October 28, 2015

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. O'Brien:
This letter sets forth the response of Tupperware Brands Corporation (the “Company”) to the Staff's comment contained in your letter dated October 16, 2015, relating to the Company's Form 10-K for the fiscal year ended December 27, 2014 (the "2014 Form 10-K"), which was filed on February 24, 2015.
For your convenience, we have set forth the staff’s comment in italicized, bold type, followed by the Company’s response. As appropriate within the context of our response, we have provided revisions to be made in future filings, as well as revisions of past filings as we would have prepared them in response to the comment provided herein.
Management's Discussion and Analysis, page 14
Segment Results, page 23
1. We note your disclosure on page 27 of the monetary and nonmonetary assets denominated in Venezuelan bolivars. Please expand your disclosure to clarify the nature of your operations in Venezuela (e.g. manufacturing, import activities) and the nature of the activities conducted between those operations and your non-Venezuelan operations. In addition, clarify how the economic situation in Venezuela impacts your liquidity, including the extent of intercompany receivables due from your Venezuelan subsidiaries, to the extent material.
Response:
We respectfully acknowledge the staff's comment and will expand our disclosures regarding Venezuela in future filings to the extent material. As noted under "Item 2. Properties" in the 2014 Form 10-K, the Company leases a manufacturing facility in Venezuela. The goods produced in this facility are sold to end consumers through the Company's local, independent sales force members in largely the same manner as the Company's other business units around the world. While the unit does currently attempt to obtain raw materials from local sources, it has at times needed to import raw materials and, to a lesser extent, finished goods from other subsidiaries owned by the Company. As of December 27, 2014, the Company had recorded $23.9 million in intercompany payables on the Venezuelan balance sheet in connection with the procurement of such raw materials and finished goods, as well as intercompany royalties, mold rent and dividends. These payables were eliminated in consolidation. The Venezuelan subsidiary has been unable to obtain U.S. dollars from the Venezuelan government to pay these intercompany amounts in 2015, though it was able to obtain U.S. dollars in the latter part of 2014 to pay a limited number of intercompany invoices. Given the economic situation in Venezuela, the Company generally considers any unpaid intercompany amounts to represent contributed capital to the Venezuelan subsidiary. As of the end of the third quarter of 2015, the intercompany balance had grown slightly to $24.6 million. In the future, the Company may have to commit further resources to the Venezuelan subsidiary in order to support operations, though these amounts are not expected to be material to the Company or to significantly impact overall liquidity. Devaluations in 2015 have reduced sales and segment profit in Venezuela to less than half a percent of total Company sales and segment profit.

In response to this comment, an excerpt of the disclosure we would have provided in the December 27, 2014 Form 10-K beginning on page 28 is as follows (changes are marked versus the verbiage included in the December 27, 2014 Form 10-K). As applicable and material, similar disclosure will be made in the third quarter 2015 Form 10-Q and future filings:
In February 2015, the Venezuelan government launched an overhaul of its foreign currency exchange structure for obtaining U.S. dollars, eliminating the SICAD 2 auction process and introducing the Marginal Currency System, or Simadi, a system that will operate through both public and private stock exchanges in conjunction with the current SICAD 1 mechanism. Some U.S. dollars will continue to be available at the Official Rate for goods and services deemed essential. Under Simadi, businesses are allowed to purchase and sell foreign currency at a price set by the market, which was approximately 172 bolivars to the U.S. dollar as of February 20, 2015. In light of this new currency exchange mechanism, the Company is not able to predict, at this time, what rate will be available in the future for it to exchange Venezuelan bolivars into U.S. dollars without access to the SICAD 2 auction mechanism, as well as potential limitations on the amounts available to it under existing currency exchange mechanisms using the SICAD 1 and Official Rates. The Company currently anticipates utilizing in February 2015 and forward the Simadi rate to translate sales and profit, as well as re-measuring the monetary assets in Venezuela. Using this rate, the Company estimates there would be an incremental negative profit impact related its net monetary assets and inventory of $6 million. This change in rates in February 2015 has also triggered an evaluation of impairment of property, plant and equipment and other non-monetary assets in the first quarter of 2015. If the exchange rate used by the Company to translate its Venezuelan results were to remain at 172 bolivars to the U.S. dollar throughout 2015, in the first and second half of 2015 there will be incremental translation impacts on sales from the weaker rate compared with 2014 of $53.5 million and $7.3 million, respectively, and on operating profit of $17.7 million and $1.0 million, respectively.
The business model in Venezuela is largely the same as in the Company's other business units around the world in which the Company utilizes direct-to-consumer marketing to sell its products through local, independent sales force members. The most significant portion of products sold in Venezuela are manufactured in the Company's local manufacturing plant. While for the types of products it is currently marketing the Company has generally obtained raw materials from local sources, it has at times needed to import raw materials from other subsidiaries owned by the Company. The Company has recorded $23.9 million in intercompany payables on the Venezuelan balance sheet in connection with the procurement of such raw materials and, to a lesser extent, finished goods, as well as intercompany royalties, mold rent and dividends. These payables were eliminated in consolidating the Company's results. During 2014, the Venezuelan subsidiary obtained approximately $5.0 million in order to procure and pay for raw materials. Given the economic situation and currency convertibility limitations in Venezuela as discussed above, the Company is not able to predict, at this time, whether the Venezuelan subsidiary will be able to obtain any more U.S. dollars to pay any of its U.S. dollar denominated intercompany payables. The Company generally considers any unpaid intercompany amounts to represent contributed capital to the Venezuelan subsidiary. In the future, the Company may commit further resources to the Venezuelan subsidiary in order to support operations, though these amounts are not expected to be material to the Company or to significantly impact overall liquidity.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to the matter raised by the Staff.
If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer